Mail Stop 4561

February 13, 2006

Robert S. Rosenschein
Chief Executive Officer, President and Chairman
Answers Corporation
Jerusalem Technology Park
The Tower
Jerusalem, Israel 91481

> **Re:** **Answers Corporation**
> **Registration Statement on Form S-3**
> **Filed January 18, 2006**
> **File No. 333-131108**
>
> **Form 10-KSB for the fiscal year ended December 31, 2004**
> **Form 10-QSB for the quarter ended March 31, 2005**
> **Form 10-QSB for the quarter ended June 30, 2005**
> **Form 10-QSB for the quarter ended September 30, 2005**
> **File No. 1-32255**

Dear Mr. Rosenschein:

We have limited our review of your filings to the matters addressed in the comments below. Please respond to our comments on your periodic filings within 10 days of the date of this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-3</u>

General

1.   We note your current report on Form 8-K, filed December 7, 2005, which discloses
        your acquisition of Brainboost Technology LLC. Please provide us with the
        significance tests of Rule 310(c)(2) of Regulation S-B used to evaluate the need for
        historical financial statements of Brainboost. Your response should set forth in detail
        the computation of the significant subsidiary test and the reasons for not including
        historical and pro forma financial statements under Rule 310(c) of Regulation S-B and
        the instructions to Form 8-K.

2.   If the acquisition of Brainboost was material to your business, you should revise your
        prospectus in accordance with Item 11(a) of Form S-3. In this regard, we note that the
        impact of the acquisition of Brainboost on your business and on your liquidity and
        future results of operations is not provided. Revise or advise.

Calculation of Registration Fee Table

3.   Please revise your calculation of registration fee table to include only the shares for
        which you are required to pay a new filing fee (i.e., the 439,382 shares that were not
        previously included in registration statement that has been declared effective). Please
        refer to Rule 429 of Regulation C for guidance on identifying shares from all other
        registration statements being combined with this registration statement and revise your
        disclosure in a manner similar to the disclosure provided in your previous registration
        statement (file no. 333-123906).

4.   We note your vague description in footnote (6) of the "400,389 shares previously
        registered by the Company in connection with its October 2004 IPO and 382 shares
        which were *inadvertently left off* Registration Statement No. 333-123906" (emphasis
        added). Revise to specifically identify the file number of the registration statement on
        which you registered shares for your "October 2004 IPO." Were these shares part of
        the primary or secondary offering described in that document? Tell us if any of these
        shares were part of the approximately 500,000 shares included your subsequent resale
        registration statement (file no. 333-123906). Finally, in an appropriate section of your
        prospectus disclose the circumstances that led to 382 shares being "inadvertently left
        off" registration statement 333-123906. Identify the shareholder(s) for which you are
        now registering those shares and disclose the consequences of your failure to include
        such shares in your previous registration statement. Were you contractually obligated
        to register such shares in your previous registration statement? Tell us when you
        discovered this error and the steps you took to ensure the shareholder(s) knew such
        shares remained restricted and could not be resold pursuant to registration statement
        333-123906.

Cover Page

5.   Revise your disclosure here and throughout the prospectus to identify more clearly the shares being registered in this registration statement and the shares included in this registration statement pursuant to the combination with previous registration statements.

Where You Can Find More Information, page 1
Incorporation of Documents by Reference, page 1

6.   Please move the disclosure in these two sections to a section of the prospectus not subject to Rule 421(d) of Regulation C.

Selling Stockholders, page 11

7.   Please expand the filing to describe the material transactions and relationships between you and each of the selling stockholders during the past three years. See Item 507 of Regulation S-B. Revise to provide a description of the material terms of issuance transactions through which each selling stockholder received the shares being offered for their account. Revise your selling stockholder table to identify the transaction(s) through which all named selling stockholder received the shares being offered, as well as the shares outstanding and the shares issuable upon the exercise of warrants.

8.   Specifically, tell us the transaction through which Iroquois Capital, L.P. received the shares being offered for its account. In this regard, it appears from your calculation of registration fee table that these shares were previously registered. However, we note that this stockholder was not named as a selling stockholder in your registration statement 333-115424 and that only approximately 27,000 shares were registered for its account in your registration statement 333-123906.

9.   Please revise to state the names of the natural person(s) who exercise voting and/or dispositive powers over the shares being offered by Baretto Pacific Corporation, Petrocelli Industries, Inc., Rivington Investments, N.V., and Startups.com. Revise to state, if true, that the natural persons named in footnote (10) exercise voting and/or dispositive powers over the shares offered by Smithfield Fiduciary LLC. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

10.   We note your disclosure that Smithfield Fiduciary is an affiliate of a registered broker-dealer. Tell us whether any other selling stockholders are affiliates of a registered broker-dealer. If so, expand the prospectus to identify such affiliates and to indicate whether each selling shareholder affiliated with a registered broker-dealer acquired the

securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Part II

Signatures, page II_3

11.   Please provide the signature of or designate the person signing the registration statement in the capacity of your controller or principal accounting officer, or person performing similar functions. See the Instructions to Form S-3.

Exhibit 5.1

12.   We note that in the legal opinion attached as exhibit 5.1 to the registration statement, your counsel opines that the securities "will be, when sold in the manner described in the Registration Statement, legally and validly issued, and fully paid and nonassessable." Since at least the 439,000 shares issued in the acquisition of Brainboost and 7,800 shares issued to Baretto Pacific Corporation are currently outstanding, please revise also to opine on whether all outstanding shares being offered in this registration statement are legally issued, fully paid and nonassessable.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A Controls and Procedures, page 31

13.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective "to ensure the timely collection, evaluation and disclosure of information relating to [y]our company that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated there under." However, Item 307 of Regulation S-B requires you to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Rule 13a-15(e) defines disclosure controls and procedures as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions

regarding required disclosure. Tell us whether your disclosure controls and procedures are designed as defined in Rule 13a-15(e) and if your CEO and CFO reached their conclusions as to the effectiveness of your disclosure controls and procedures based upon this definition. Please confirm that you will take this comment into consideration in preparing your future Item 307 disclosure.

14.   We note your disclosure that there was "no significant change in [y]our internal controls over financial reporting that could significantly affect internal controls subsequent to December 31, 2004." Tell us if there were any changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2004 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will take this comment into consideration is preparing future Item 308(c) disclosure.

15.   In your explanatory note to amendment no. 1 to your Form 10-KSB, filed April 4, 2005, you indicate that the amendment was filed to more accurately describe certain agreements in MD&A, to correct a "discrepancy" in the amount of proceeds received from your IPO disclosed in Item 5, and to include a date inadvertently left off your auditor's report. Since you included updates to your financial statements and related disclosure, tell us what consideration, if any, you gave to reassessing your Item 8A disclosure in light of the need for such an amendment.

Form 10-QSB for the Quarter Ended January 31, 2005

Item 3. Controls and Procedures, page 21

16.   We note that your CEO and CFO concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. However, Rule 13a-15(e) further defines disclosure controls and procedures as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Tell us whether your CEO and CFO reached their conclusions as to the effectiveness of your disclosure controls and procedures based upon the entire definition set forth in Rule 13a-15(e). Please confirm that you will take this comment into consideration in preparing your future Item 307 disclosure. This comment also applies to your Item 3 disclosure in your Forms 10-QSB for the quarters ended June 30 and September 30, 2005.

17. We note your disclosure that "a control system, no matter how well designed and operated, is based in part upon certain assumptions about the likelihood of future events, and therefore can only provide, [sic] reasonable, not absolute, assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, within a company have been detected." Please tell us whether you *designed* your disclosure controls and procedures to provide reasonable assurance of achieving their objectives and whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were effective at such reasonable assurance level. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8283. Please confirm that you will take this comment into consideration in preparing your future disclosure or, in the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. This comment also applies to your Item 3 disclosure in your Forms 10-QSB for the quarters ended June 30 and September 30, 2005.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on your periodic filings within 10 days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (212) 930-9725
        Jeffery J. Fessler, Esq.
        Sichenzia Ross Friedman Ference LLP
        Telephone: (212) 930-9700